

February 19, 2015

Via E-mail
Mr. Rehan A. Jaffer
H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019

> **Re: Tempur Sealy International, Inc.**
> **Schedule 13D filed by H Partners Management, LLC et al.**
> **Filed February 10, 2015**
> **File No. 005-79618**

Dear Mr. Jaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We understand that H Partners has been requesting a seat on the board of directors of the company for several years, and has been presenting business proposals to the board of directors for at least a year. If true, please provide an analysis as to any obligation of H Partners to file a Schedule 13D prior to February 10, 2015. Refer to Rule 13d-1(e) of Regulation 13D-G.

2. We note disclosure that the filing persons "may make proposals to the Issuer concerning changes to the capitalization, ownership structure, management, board structure (including board composition) or operations of the Issuer…." Subsequent filings appear to indicate that certain of these proposals had already been made at the time of this filing. If true, please provide an analysis as to the appropriateness of the foregoing disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP